24001859

Washington, D.C. 20549

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SEC FILE NUMBER
8-49555

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 08/01/2023 (MM/DD/YY) AND ENDING 07/31/2024 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Ace Diversified Capital, Inc.

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

SEC Mail Processing

OCT 15 2024

Washington, DC

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

923 E. Valley Boulevard #213
(No and Street)

San Gabriel	CA	91776
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Lynnwood Jen	626-307-8300	lynnwoodj@acediversifiedcapital.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Anson, Brian W
(Name – if individual, state last, first, and middle name)

18455 Burbank Blvd., #404	Tarzana	CA	91356
(Address)	(City)	(State)	(Zip Code)

9/15/2005	2370
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption See 17 CFR 240 17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Lynnwood Jen, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Ace Diversified Capital, Inc, as of July 31, 2024, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer

Signature:

Title:
CEO

See attached Jurat
Notary Public

This filing contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☒ (b) Notes to consolidated statement of financial condition.
- ☒ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☒ (d) Statement of cash flows.
- ☒ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☒ (g) Notes to consolidated financial statements.
- ☒ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☒ (m) Information relating to possession or control requirements for customers under 17 CFR 240 15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☒ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☒ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240 17a-12(k).
- ☐ (z) Other: ____________________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

JURAT

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

STATE OF CALIFORNIA
COUNTY OF **LOS ANGELES** } S.S.

Subscribed and sworn to (or affirmed) before me on this 16 day of September, 2024, by **Lynnwood Jen** proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.

Signature ______________________ (Seal)

JAMES HE
COMM. # 2432320
NOTARY PUBLIC-CALIFORNIA
LOS ANGELES COUNTY
MY COMM EXP JAN 21, 2027

OPTIONAL

Though the information in this section is not required by law, it may prove valuable to persons relying on the document and could prevent fraudulent removal and reattachment of this form to another document.

DESCRIPTION OF ATTACHED DOCUMENT

Title or Type of Document: Annual Reports Form X-17A-5

Date of Document: N/A

Number of Pages: TWO

Signer(s) other than named above: NONE

Right Thumbprint of Signer #1	Right Thumbprint of Signer #2
Top of thumb here	Top of Thumb here

ACE DIVERSIFIED CAPITAL, INC.

FINANCIAL STATEMENTS
AND
ACCOMPANYING SUPPLEMENTARY INFORMATION

REPORT PURSUANT TO SEC RULE 17a-5(d)

FOR THE YEAR ENDED
JULY 31, 2024

ACE DIVERSIFIED CAPITAL, INC.

Table of Contents

BRIAN W. ANSON
Certified Public Accountant
18455 Burbank Blvd., Suite 404, Tarzana, CA 91356 • Tel. (818) 636-5660 • Fax (818) 881-2605

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholder's and Board of Directors of Ace Diversified Capital, Inc.

Opinion on the Financial Statements

I have audited the accompanying statement of financial condition of Ace Diversified Capital, Inc. as of July 31, 2024, the related statements of income, changes in shareholder's equity, and cash flows for the year then ended, and the related notes (collectively referred to as the financial statements). In my opinion, the financial statements present fairly, in all material respects, the financial position of Ace Diversified Capital, Inc. as of July 31, 2024, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Ace Diversified Capital, Inc's. management. My responsibility is to express an opinion on Ace Diversified Capital, Inc. financial statements based on my audit. I am a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and am required to be independent with respect to Ace Diversified Capital, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

I conducted my audit in accordance with the standards of the PCAOB. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. My audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. My audit also included evaluating the accounting principles used and significant estimates made by management, as evaluating the overall presentation of the financial statements. I believe that my audit provides a reasonable basis for my opinion.

Auditor's Report on Supplemental Information

The information contained in Schedule I, II, and III ("Supplemental Information") has been subjected to audit procedures performed in conjunction with the audit of the Ace Diversified Capital, Inc.'s financial statements. The Supplemental Information is the responsibility of the Ace Diversified Capital, Inc.'s management. My audit procedures included determining whether the Supplemental Information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Supplemental Information. In forming my opinion on the Supplemental Information, I evaluated whether the Supplemental Information, including its form and content is presented in conformity with 17 C.F.R. § 240.17a-5. In my opinion, Schedules I, II, and III are fairly stated, in all material respects, in relation to the financial statements taken as a whole.

Brian W. Anson, CPA

I have served as Ace Diversified Capital, Inc. auditor since 2004.

Tarzana, California

September 23, 2024

ACE DIVERSIFIED CAPITAL, INC.

Statement of Financial Condition
For the Year Ended July 31, 2024

ASSETS

Cash and Cash Equivalents	$	221,040
Commissions Receivable		231,185
Deposits with Clearing Organizations		53,217
Furniture and Equipment		
Net of Accumulated Depreciation		1,191
Officer Loan		63,059
Other Assets		11,681
Total Assets	$	581,373

LIABILITIES AND STOCKHOLDERS' EQUITY

LIABILITIES

Accounts Payable	$	1,657
Income Tax Payable		16,685
Commissions Payable		186,546
Total Liabilities		204,888

STOCKHOLDERS' EQUITY

Common Stock, no par value, 55,000 shares authorized, issued, and outstanding		55,000
Additional Paid-in-Capital		376,650
Accumulated Deficit		(55,165)
Total Stockholders' Equity		376,485
Total Liabilities and Stockholders' Equity	$	581,373

ACE DIVERSIFIED CAPITAL, INC.

Statement of Income
For the Year Ended July 31, 2024

REVENUES		
Commissions	$	299,713
Revenue from Sale of Investment Company shares		120,055
Revenue from Sale of Insurance based products		45,961
Options Income		31,721
Gain & Lossess		34
Interest Income		1,022,017
Total Revenues		1,519,501
EXPENSES		
Clearing Fees		55,917
Commissions		1,296,338
Legal and Professional Fees		34,500
Rent		24,800
Other Expenses		48,321
Total Expenses		1,459,876
NET INCOME BEFORE INCOME TAX EXPENSE		59,625
LESS: INCOME TAX EXPENSE		16,685
NET INCOME	$	42,940

The accompanying notes are an integral part of these financial statements

ACE DIVERSIFIED CAPITAL, INC.

Statement of Stockholders' Equity
For the Year Ended July 31, 2024

	Common Stock	Additional Paid-In Capital	Accumulated Deficit	Total Stockholders' Equity
Beginning balance, August 1, 2023	$ 55,000	$ 376,650	$ (98,105)	$ 333,545
Net Income			42,940	42,940
Ending balance, July 31, 2024	$ 55,000	$ 376,650	$ (55,165)	$ 376,485

ACE DIVERSIFIED CAPITAL, INC.

Statement of Cash Flows
For the Year Ended July 31, 2024

CASH FLOWS FROM OPERATING ACTIVITIES:		
Net Income	$	42,940
Noncash Items Included in Net Income:		
Depreciation		654
Adjustments to reconcile net income to net cash provided by operating activities:		
(Increase) decrease in assets		
Commissions Receivable		(101,279)
Deposits with Clearing Organizations		(1,610)
Officer Loan		(3,003)
Other Assets		(287)
Increase (decrease) in liabilities		
Accounts Payable		671
Commissions Payable		77,640
Income Tax Payable		(8,358)
Total adjustments		(36,226)
Net cash provided by operating activities		7,368
Net increase in cash		7,368
Cash and Cash Equivalents at beginning of year		213,672
Cash and Cash Equivalents at end of year	$	221,040
Supplemental Disclosures		
Cash paid during the year for:		
Interest	$	205
Income taxes	$	25,519

The accompanying notes are an integral part of these financial statements

ACE DIVERSIFIED CAPITAL, INC.

Notes to Financial Statements
July 31, 2024

Note 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

General

Ace Diversified Capital, Inc. (the "Company") was incorporated in the state of California on July 31, 1996. The Company is a registered broker-dealer in securities under the Securities and Exchange Act of 1934, a member of the Financial Industry Regulatory Authority ("FINRA") and the Securities Investor Corporation ("SIPC").

The Company is engaged in business as a securities broker-dealer, that provides several classes of services, including equities, options, mutual funds, insurance-based products, and margin lending. The Company transacts business with its clients in primarily California, and secondarily overseas in Taiwan and China.

The Company clears its clients' accounts through another broker-dealer, Wedbush, Inc., on a fully disclosed basis. The Company maintains a clearing deposit at Wedbush, which totalled $ 53,217 on July 31, 2024.

Summary of Significant Accounting Policies

The Company uses the accrual basis of accounting for financial statement purposes. It is subject to regulation by SEC and FINRA.

Commissions receivables are stated at their gross amount with no allowance for doubtful accounts. An allowance was not deemed necessary as the amounts expected to be uncollectable, based on historical experience, are immaterial.

Securities transactions and the related commission income and expenses are recorded on a trade date basis.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates, but management does not believe such differences will materially affect the Company's financial position, results of operations, or cash flow.

Cash and Cash Equivalents

Company maintains its cash in bank deposit accounts which at times, may exceed uninsured limits. The Company has not experienced any losses in such accounts. The Company considers as cash all short-term investments with an original maturity of three months or less to be cash equivalents. All of the Company's cash and cash equivalents are held at high credit quality financial institutions.

Property & Equipment:

Property and equipment are stated at cost. Purchases greater than $1,000 are capitalized. Repairs and maintenance to these assets are charged to expense as incurred; major improvements enhancing the function and/or usefullife are capitalized. When items are sold or retired, the related cost and accumulated depreciation are removed from the accounts and any gains or losses arising from such transactions are recognized. Property and equipment are depreciated over their estimated useful lives of three (3) to seven (7) years by the straight-line method.

Note 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Fair Value Measurement

ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritized the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or liability or, in the absence of a principal market, the most advantageous market for the asset or liability. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820 are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

Level 1 – Valuations based on quoted prices in active markets for identical assets or liabilities that an entity has the ability to access.

Level 2 – Valuations based on quoted prices for similar assets and liabilities in active markets, quoted prices for identical assets and liabilities in markets that are not active, or other inputs that are observable or can be corroborated by observable data for substantially the full term of the assets or liabilities.

Level 3 – Valuations based on inputs that are supportable by little or no market activity and that are significant to the fair value of the asset or liability.

The Company had no financial instruments to measure for fair value as of July 31, 2024.

Concentrations of Credit Risk

The Company is engaged in various trading and brokerage activities in which counter parties primarily include broker-dealers, banks, and other financial institutions. In the event counter parties do not fulfil their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counter party or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

Note 2: INCOME TAXES

For the year ended July 31, 2024, the components of the Company's income tax expense are as follows:

State Income Taxes (California)	$	5,271
Federal Income Tax		11,414
Total Income Tax Expenses	$	16,685

Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due. Deferred income tax assets and liabilities are computed annually for differences between the financial statement and tax basis of assets and liabilities that will result in taxable or deductible amounts in the future based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized. As of July 31, 2024, there were no material differences between the financial statement and tax basis of assets and liabilities. Consequently, no deferred tax asset, liability or valuation allowance has been recorded on the on the Statement of Financial Condition.

As of July 31, 2024, the Company has income taxes payable of $16,685.

Note 2: INCOME TAXES (CONTINUED)

The Company accounts for uncertain tax positions in accordance with ASC Topic 740, Accounting for Uncertainty in Income Taxes (income, sales, use and payroll), which requires the Company to report any uncertain tax positions and to adjust its financial statements for the impact thereof. As of July 31, 2024, the Company determined that it had no tax positions that did not meet the "more likely than not" threshold of being sustained by the applicable tax authority. The Company files tax and information returns in the United States Federal and California state jurisdictions. These returns are generally subject to examination by tax authorities for the last three years.

Note 3: NET CAPITAL REQUIREMENT

The Company is subject to the uniform Net Capital Rule (SEC Rule15c3-1) of the Securities and Exchange Commission, which requires both the maintenance of minimum net capital and the maintenance of a maximum ratio of aggregate indebtedness to net capital, both as defined shall not exceed 15 to 1. Net capital and aggregate indebtedness change day by day, but on July 31, 2024, the Company's net capital of $202,980 exceeded the minimum net capital requirement of 6 2/3% of aggregate indebtedness $13,659 or $5,000, whichever is greater, by $189,321 and the Company's ratio of aggregate indebtedness of $204,888 to net capital was 1.01 to 1, which is less than the 15 to 1 maximum ratio requirement.

Note 4: RELATED PARTY TRANSACTIONS

The Company has an outstanding note receivable from one of its shareholders. The note carries an interest rate of 5% and will mature on July 31, 2024. At July 31, 2024, the outstanding balance of the note was $63,059, of which $3,003 was accrued interest, and is included in the statement of financial condition.

Note 5: COMMITMENTS AND CONTINGENCIES

The Company is currently leasing an office space in San Gabriel, California, on a month-to-month basis. Rent expense for year ended July 31, 2024, was $24,800.

<u>ASU 2016-02: Leases</u>

In February 2016, The FASB issued ASU 2016-02 on Leases. Under the new guidance, leases will be required to recognize a lease liability and a right-of-use asset for all leases at the commencement date (with the exception of short-term leases). ASU-2016-02 is effective for annual and interim periods beginning on or after December 15, 2018 and early adoption is permitted. The Company's lease is month to month; therefore, no right-of-use asset is required.

Note 6: REVENUE RECOGNITION

ASC 606, Revenue from Contracts with Customers, was issued in May 2014. ASC 606 provides guidance related to revenue from contracts with customers. Guidance applies to all entities and to all contracts with customers, with the exception of the following transactions noted in ASC 606-10: lease contracts, insurance contracts, financial instruments and other contractual rights or obligations, guarantees, nonmonetary exchanges between entities in the same line of business. The Company applied ASC 606 on August 1, 2018 using the modified retrospective method. The Company has performed an assessment of its revenue contracts and has not identified any material changes to the timing or amount of its revenue recognition under ASU 2014-09. The Company's accounting policies did not change materially as a result of applying the principles of revenue recognition from ASU-2014-09 and are largely consistent with existing guidance and current practices applied by the Company.

Note 6: REVENUE RECOGNITION (CONTINUED)

Revenue is measured based on a consideration specified in a contract with a customer and excludes any sales incentives and amounts collected on behalf of third parties. The Company recognizes revenue when it satisfies a performance obligation by transferring control over a product or service to a customer. Taxes and regulatory fees assessed by a government authority or agency that are imposed on or concurrent with a specified revenue-producing transaction, that are collected by the Company from a customer, are excluded from revenue.

The Company generates its revenue in the form of commissions, concessions, trail commissions and interest.

The Company charges commissions on the sale of equities and options, the sale of investment company shares, and insurance-based product revenue. The Company's commission income is derived from transactions when the Company is engaged as an agent.

Security commission revenue represents the sale of over-the-counter stock, put and call options trades, and insurance products. The revenue earned from the sale of these products is recognized upon satisfaction of performance obligations, which occurs on the trade date.

Revenue from the sale of investment company shares consists of the sale of mutual fund products and 12b-1 fees related to the management of these assets. Revenue earned from the sale of these products is recognized upon satisfaction of performance obligations, which occurs on the settlement date. 12b-1 fees are recognized periodically based on average assets under management.

Revenue from the sale of insurance-based products represents the sale of fixed annuities and other life insurance products. The revenue earned from the sale of these products is recognized upon satisfaction of performance obligations, which occurs on the trade date. The Company primarily earns trail revenue from the management of fixed annuity and life insurance assets, which is recognized monthly, as earned, based on the average assets.

Interest Income consists of interest earned on securities borrowings and margin interest. These fees are recognized over-time.

Note 7: LITIGATION:

The Company was not subject to any litigation during the period August 1st, 2023, through July 31, 2024.

Note 8: SUBSEQUENT EVENTS

Management has reviewed the results of operations for the period of time from its year end July 31, 2024, through September 23, 2024, the date the financial statements were available to be issued and have determined that no adjustments are necessary to the amounts reported in the accompanying financial statements, nor have any subsequent events occurred, the nature of which would require disclosure.

ACE DIVERSIFIED CAPITAL, INC.

Schedule I
Statement of Net Capital
For the Year Ended July 31, 2024

	Focus 07/31/2024	Audit 07/31/2024	Change
Stockholders' Equity, 07/31/2024	$ 376,485	$ 376,485	-
Less: Non-allowable Assets			
Officer Loan	63,059	63,059	-
Fixed Assets	1,191	1,191	-
Other Assets	109,255	109,255	-
Tentative net capital	202,980	202,980	-
Haircuts:			-
NET CAPITAL	202,980	202,980	-
Minimum requirements of 6 2/3% of aggregate indebtedness or $5,000, whichever is greater	13,659	13,659	-
Excess net capital	$ 189,321	$ 189,321	-
Aggregate indebtedness	$ 204,888	$ 204,888	-
Ratio of aggregate indebtedness to net capital	1.01:1	1.01:1	-

There are no material differences between the audit and Amended Focus filed at 07/31/2024.

ACE DIVERSIFIED CAPITAL, INC.

July 31, 2024

Schedule II
Determination of Reserve Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission

The Company is exempt from the Reserve Requirement of computation according to the provision of Rule 15c3-3(k)(2)(ii) and as supported by footnote 74 to SEC Release 34-70073.

Schedule III
Information Relating to Possession or Control
Requirements Under Rule 15c3-3

The Company is exempt from the Rule 15c3-3 as it relates to Possession and Control requirements under the (k)(2)(ii) exemptive provision and as supported by footnote 74 to SEC Release 34-70073

BRIAN W. ANSON
Certified Public Accountant
18455 Burbank Blvd., Suite 404, Tarzana, CA 91356 • Tel. (818) 636-5660 • Fax (818) 881-2605

Independent Accountant's Report on Applying Agreed – Upon Procedures Related to an Entity's SIPC Assessment Reconciliation.

Board of Directors
Ace Diversified Capital, Inc.
San Gabriel, California

In accordance with Rule 17a-5 (e)(4) under the Securities Exchange Act of 1934, I have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the Year Ended July 31, 2024, which were agreed to by Ace Diversified Capital, Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating Ace Diversified Capital, Inc. compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Ace Diversified Capital, Inc.'s management is responsible for Ace Diversified Capital, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, I make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures I performed, and my findings are as follows:

1. Compared the listed assessment payment in Form SIPC-7 with respective cash disbursement records entries from the cash disbursements journal and related bank statements and reconciliations, noting no differences.

2. Compared the amounts reported on the audited Form X-17a-5 for the year ended July 31, 2024, as applicable with the amounts reported in Form SIPC-7 for the year ended July 31, 2024, noting no differences.

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, such as clearing firms' records supporting securities revenues, noting no differences.

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers, such as revenues from third party support and bank records supporting the adjustments, noting no differences.

I was not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, I do not express such an opinion. Had I performed additional procedures other matters might have come to my attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Brian W. Anson
Certified Public Accountant
Tarzana, California
September 23, 2024

SECURITIES INVESTOR PROTECTION CORPORATION

SIPC-7
37 REV 0722

GENERAL ASSESSMENT FORM

For the fiscal year ended 7/31/2024

Determination of "SIPC NET Operating Revenues" and General Assessment for:

MEMBER NAME | *SEC No.*
ACE DIVERSIFIED CAPITAL INC | 8-49555

For the fiscal period beginning 8/1/2023 and ending 7/31/2024

1		Total Revenue (FOCUS Report – Statement of Income (Loss) – Code 4030)		$ 1,519,501.00
2		Additions:		
	a	Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	$ 0.00	
	b	Net loss from principal transactions in securities in trading accounts.	$ 0.00	
	c	Net loss from principal transactions in commodities in trading accounts.	$ 0.00	
	d	Interest and dividend expense deducted in determining item 1.	$ 0.00	
	e	Net loss from management of or participation in the underwriting or distribution of securities.	$ 0.00	
	f	Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit management of or participation in underwriting or distribution of securities.	$ 0.00	
	g	Net loss from securities in investment accounts.	$ 0.00	
	h	Add lines 2a through 2g. This is your **total additions**.		$ 0.00
3		Add lines 1 and 2h		$ 1,519,501.00
4		Deductions:		
	a	Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts and from transactions in security futures products.	$ 166,016.00	
	b	Revenues from commodity transactions.	$ 0.00	
	c	Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	$ 55,917.00	
	d	Reimbursements for postage in connection with proxy solicitations.	$ 0.00	
	e	Net gain from securities in investment accounts.	$ 34.00	
	f	100% commissions and markups earned from transactions in (I) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	$ 0.00	
	g	Direct expenses of printing, advertising, and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	$ 0.00	
	h	Other revenue not related either directly or indirectly to the securities business.	$ 9,415.00	
		Deductions in excess of $100,000 require documentation		
5	a	Total interest and dividend expense (FOCUS Report - Statement of Income (Loss) - Code 4075 plus line 2d above) but not in excess of total interest and dividend income — $ 0.00		
	b	40% of margin interest earned on customers securities accounts (40% of FOCUS Report - Statement of Income (Loss) - Code 3960) — $ 405,041.00		
	c	Enter the greater of line 5a or 5b	$ 405,041.00	
6		Add lines 4a through 4h and 5c. This is your **total deductions**.		$ 636,423.00

SECURITIES INVESTOR PROTECTION CORPORATION

SIPC-7
37 REV 0722

GENERAL ASSESSMENT FORM

For the fiscal year ended 7/31/2024

7		Subtract line 6 from line 3. This is your **SIPC Net Operating Revenues**.			$ 883,078.00
8		Multiply line 7 by .0015. This is your **General Assessment**.			$ 1,324.00
9		Current overpayment/credit balance, if any			$ 0.00
10		General assessment from last filed 2024 SIPC-6 or 6A		$ 638.00	
11	a	Overpayment(s) applied on all 2024 SIPC-6 and 6A(s)	$ 0.00		
	b	Any other overpayments applied	$ 0.00		
	c	All payments applied for 2024 SIPC-6 and 6A(s)	$ 638.00		
	d	Add lines 11a through 11c		$ 638.00	
12		**LESSER** of line 10 or 11d.			$ 638.00
13	a	Amount from line 8		$ 1,324.00	
	b	Amount from line 9		$ 0.00	
	c	Amount from line 12		$ 638.00	
	d	Subtract lines 13b and 13c from 13a. This is your **assessment balance due**.			$ 686.00
14		Interest (see instructions) for 0 days late at 20% per annum			$ 0.00
15		**Amount you owe SIPC**. Add lines 13d and 14.			$ 686.00
16		Overpayment/credit carried forward (if applicable)			$ 0.00

SEC No.	*Designated Examining Authority*	*FYE*	*Month*
8-49555	DEA: FINRA	2024	Jul

MEMBER NAME ACE DIVERSIFIED CAPITAL INC
MAILING ADDRESS 923 EAST VALLEY BLVD STE 213
SAN GABRIEL, CA 91776

Subsidiaries (S) and predecessors (P) included in the form (give name and SEC number)

☑ By checking this box, you certify that you have the authority of the SIPC member to sign this form; that all information in this form is true and complete; and that on behalf of the SIPC member, you are authorized, and do hereby consent, to the storage and handling by SIPC of the data in accordance with SIPC's Privacy Policy

ACE DIVERSIFIED CAPITAL INC
(Name of SIPC Member)

Mike Rokhi
(Authorized Signatory)

8/26/2024
(Date)

mike@rndcompliance.com
(e-mail address)

Completion of the "Authorized Signatory" line will be deemed a signature.

This form and the assessment payment are due 60 days after the end of the fiscal year.

BRIAN W. ANSON
Certified Public Accountant
18455 Burbank Blvd., Suite 404, Tarzana, CA 91356 • Tel. (818) 636-5660 • Fax (818) 881-2605

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors
Ace Diversified Capital, Inc.
San Gabriel, California

I have reviewed management's statements, included in the accompanying Exemption Report in which (1) Ace Diversified Capital, Inc., identified the following provisions of 17 C.F.R. §15c3-3(k) under which Ace Diversified Capital, Inc. claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(ii) (the "exemption provisions") and (2) Ace Diversified Capital, Inc., stated that Ace Diversified Capital, Inc., met the identified exemption provisions throughout the most recent fiscal year without exception and (3) Ace Diversified Capital, Inc. stated that Ace Diversified Capital, Inc. is also filing this Exemption Report because the Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. 240.17a-5 are limited to (1) effecting securities transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company; (2) receiving transaction based compensation for business done directly with mutual fund companies and insurance issuers where the funds are payable to the issuer or its agent and not the Company and The Company (i) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company); (ii) did not carry accounts of or for customers; and (iii) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception. Ace Diversified Capital, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

My review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and accordingly, included inquiries and other required procedures to obtain evidence about Ace Diversified Capital, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, I do not express such an opinion.

Based on my review, I am not aware of any material modifications that should be made to the management's statements referred to above for them to be fairly stated, in all material respects.

Brian W. Anson
Certified Public Accountant
Tarzana, California
September 23, 2024

ACE

Assertions Regarding Exemption Provisions

We, as directors of management of Ace Diversified Capital Inc. ("the company"), are responsible for compliance with the annual reporting requirements under Rule 17a-5 of the Securities Exchange Act of 1934. Those requirements compel a broker or dealer to file annual reports with Securities Exchange Commission (SEC) and the broker or dealer's designated examining authority (DEA). One of the reports to be included in the annual filing is an exemption report prepared by an independent public accountant based upon a review of assertions provided by the broker or dealer. Pursuant to that requirement, the management of the Company hereby makes the following assertions:

Identified Exemption Provision:

The Company claims exemption from the custody and reserve provisions of Rule 15c3-3 by operating under the exemption provided by Rule 15c3-3, (k)(2)(ii).

The Company is also filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. §240.17a-5 because the Company limits its business activities to: (1) effecting securities transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company; (2) receiving transaction based compensation for business done directly with mutual fund companies and insurance issuers where the funds are payable to the issuer or its agent and not the Company.

Statement Regarding Meeting Exemption Provision:

The Company met the identified exemption provision without exception throughout the period starting August 1, 2023 through July 31, 2024.

Ace Diversified Capital Inc.

By:

(Jh. Lynnwood)